

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)



INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC.	SEPTEMBER 30, 2002	2003/03/06

ISSUER'S ADDRESS

501-905 WEST PENDER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2003/03/06
"Leeta Drinovz"	Leeta Drinovz	2003/03/06

(Electronic signatures should be entered in "quotations".)

MAXIMUM VENTURES INC

FINANCIAL STATEMENTS

SEPTEMBER 30, 2002 AND 2001

AUDITOR'S REPORT

BALANCE SHEETS

STATEMENTS OF OPERATIONS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

J. A. MINNI & ASSOCIATES INC.
CERTIFIED GENERAL ACCOUNTANT

Jerry A. Minni, C.G.A. *
Geoffrey S. V. Pang, C.G.A., FCCA **

* *Incorporated Professional*
** *Associate*

SUITE 1104-750 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T8

TELEPHONE: (604)683-0343
FAX: (604)683-4499

AUDITOR'S REPORT

To the Shareholders,
Maximum Ventures Inc.

I have audited the balance sheet of **MAXIMUM VENTURES INC.** as at **September 30, 2002** and the statements of operations, deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at **September 30, 2002** and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements of the Company as at September 30, 2001 were audited by other auditors, whose report dated January 25, 2002 expressed an unqualified opinion on these statements.

"J.A. Minni & Associates Inc."
CERTIFIED GENERAL ACCOUNTANT

Vancouver, BC
March 04, 2003

MAXIMUM VENTURES INC.

BALANCE SHEETS

AS AT SEPTEMBER 30, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	$ 3,304	$ 2,806
Account receivable	7,399	4,101
Prepaid expenses and advances	32,143	375
	$ 42,846	$ 7,282

LIABILITIES

	2002	2001
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 73,640	$ 129,539
Loans payable	34,990	-
Due to related parties	9,502	35,215
	118,132	164,754

SHAREHOLDERS' DEFICIENCY

	2002	2001
SHARE CAPITAL (Note 3)	3,302,611	3,012,611
DEFICIT	(3,377,897)	(3,170,083)
	(75,286)	(157,472)
	$ 42,846	$ 7,282

APPROVED BY THE DIRECTORS:

"Douglas Brooks"

"Leeta Drinovz"

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
EXPENSES		
Bank charges and interest	16,473	21,496
Consulting fees	32,800	25,000
Management fees	30,000	30,000
Office and miscellaneous	7,823	17,874
Professional fees	67,558	21,628
Property evaluation	10,000	32,821
Rent	31,500	18,000
Transfer agent and filing fees	9,999	7,261
Travel and promotion	1,661	152
NET LOSS FOR THE YEAR	(207,814)	(174,232)
DEFICIT, BEGINNING OF YEAR	(3,170,083)	(2,995,851)
DEFICIT, END OF YEAR	$ (3,377,897)	$ (3,170,083)
LOSS PER SHARE	$ (0.03)	$ (0.03)

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

	2002	2001
OPERATING ACTIVITIES		
Net loss for the year	$ (207,814)	$ (174,232)
Cash provided (used) by net charges in non-cash working capital items	(81,688)	(275,905)
	(289,502)	(450,137)
FINANCING ACTIVITIES		
Issuance of shares for cash	290,000	-
INCREASE (DECREASE) IN CASH	498	(450,137)
CASH, BEGINNING OF YEAR	2,806	452,943
CASH, END OF YEAR	$ 3,304	$ 2,806

The accompanying notes are an integral part of these financial statements.

MAXIMUM VENTURES INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

1. INCORPORATION

The Company was incorporated in the Province of British Columbia and currently has no business.

These financial statements have been prepared assuming the Company will continue on a going concern basis. The Company has incurred loses since inception and has a net working capital deficiency of $75,286 as at September 30, 2002. The ability of the Company to continue as a going-concern depends upon its ability to acquire a viable business undertaking, finance it and to continue to obtain sufficient financing to pay for continuing operations.

There can be no assurance that the company will be able to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet and the Company may be rendered insolvent.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Loss per Share

Loss per share is computed on the basis of the weighted average number of shares outstanding during the year. Fully diluted loss per share is not presented as the effect of outstanding options and warrants is anti-dilutive.

c) Financial Instruments

The carrying value of cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities approximates fair value because of the short maturity of these instruments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

d) Stock-based Compensation

No compensation expense is recognized when stock options are issued to employees and directors. Any consideration paid by them on exercise of stock options is credited to share capital.

3. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value.

b) Issued and Fully Paid

	Number of Shares	Amount
Balance, September 30, 2002 and 2001	5,560,171	$ 3,012,611
Issued pursuant to private placements	4,000,000	290,000
Balance, September 30, 2002	9,560,171	$ 3,302,611

c) Warrants

As at September 30, 2002, the following warrants were outstanding:

Number of shares	Exercise Price	Expiry Date
2,000,000	$0.10	April 22, 2003
2,000,000	$0.10	April 22, 2004

4. RELATED PARTY TRANSATIONS

During the year the Company incurred management fees of $30,000 (2001 - $30,000) and interest charges of $7,186 (2001 - $6,882) with a private company controlled by a director. At September 30, 2002, the Company owed this private company $9,498 (2001 - $35,211).

At September 30, 2002 the Company owes a director and officer $4 (2001 - $4) for a cash advance.

5. SUBSEQUENT EVENTS

Subsequent to September 30, 2002 the Company granted 1,256,000 stock options to the directors and employees, entitling the holders to purchase 256,000 shares at $0.15 to December 30, 2004 and 1,000,000 shares at $0.15 to December 30, 2007.



British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____	Schedule A
X	Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC.	SEPTEMBER 30, 2002	2003/03/06

ISSUER'S ADDRESS

501-905 WEST PENDER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	2003/03/06

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	2003/03/06

(Electronic signatures should be entered in "quotations".)

MAXIMUM VENTURES INC.
QUARTERLY REPORT
September 30, 2002

Schedule A: Financial Information

- See consolidated audited financial statements attached

Schedule B: Supplementary Information

1. ***Analysis of expenses:*** Refer to Schedule A – Statement of Operations and deficit(audited)

2. ***Related party transactions:*** Refer to note 3 in Schedule A

3. ***Summary of securities issued and options granted during the quarter***

a) Securities issued during the quarter ended September 30, 2002
2,000,000 shares at $0.05 per share for total proceeds of $100,000
2,000,000 shares at $0.10 per share for total proceeds of $200,000

b) Options granted during the quarter ended September 30, 2002: Nil

4. ***Summary of securities as September 30, 2002:***

a) Authorized share capital - 100,000,000 common shares without par value.

b) Shares issued and outstanding – 9,560,171 shares for a total of $3,312,611.
(Refer to Schedule A – audited Financial Statements; Note xx)

c) Options, warrants and convertible securities outstanding:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Warrants	2,000,000	$0.10	July 17, 2003
Warrants	2,000,000	$0.10	July 17, 2004
Total	4,000,000	$0.10	

During the quarter ended September 30, 2002, 545,017 stock options at $0.145 expired unexercised..

d) As at September 30, 2002, 107,142 common shares were held in escrow by the Company's transfer agent.

Schedule B: Supplementary Information - Page 2

5. ***List of directors and officers as of September 30, 2002:***

D. Brooks	Director/President
L. Drinovz	Director
H. Burnett	Director
G. Wegner	Corporate Secretary

Schedule C: Management Discussion

- See Attached.

MAXIMUM VENTURES INC.

QUARTERLY REPORT

SEPTEMBER 30, 2002

MANAGEMENT DISCUSSION

RESULTS OF OPERATIONS

Maximum Ventures Inc. (the "Issuer") is a venture company whose shares are listed and called for trading on the TSX Venture Exchange.

Maximum incurred a net loss of $207,814 ($0.03 per share) for the year ended September 30, 2002, as compared to a loss of $174,232 ($0.03 per share) for the comparative period in 2001. The increase in net loss was due to consulting expenses, rent and professional fee increases during the period.

RESOURCE PROPERTIES

The Issuer's principal business is the acquisition, exploration and development of mineral properties. As at September 30, 2002 the Issuer had an option to acquire an interest in the Stump Lake property and the Issuer did not incur exploration expenditures during the fiscal period ended September 30,2002.

On May 10, 2002, the Issuer entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp., a private British Columbia company. Consideration for the acquisition of 100% interest includes $350,000 in cash payments, $500,000 in exploration work and the issuance of 200,000 common shares in the Issuer's capital to Braniff. The Issuer will become the operator upon earning a 50% interest. Braniff has a one-time back-in right to acquire a 25% participating interest in the property, exercisable at any time within 6 months of the Issuer having earned its 100% interest in the property, by paying $225,000 in cash. The acquisition has been accepted for filing by the TSX Venture Exchange.

FINANCING

The Issuer has no operating revenues and finances its operations principally through the sale of shares in its capital. During the year ended September 30, 2002 the Issuer entered into the following private placements:

In April 2002 the Issuer agreed to a private placement of its securities to raise $100,000 which consisted of the sale of 2,000,000 units at $0.05 per unit, each unit consisting of one common share and one one-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.10 per share. All securities issued are subject to

a one-year hold period. The proceeds of the private placement were used for general corporate purposes.
In April 2002 the Issuer agreed to a private placement of its securities to raise $200,000 consisting of the sale of 2,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.10 per share. The proceeds of the private placement were used for general corporate purposes. A finder's fee of $10,000 was payable in cash on a portion of the private placement.

In May 2002 the Issuer agreed to a private placement of its securities to raise $300,000 consisting of the sale of 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.10 per share. A portion of the private placement will be issued on a flow-through basis.

The proceeds of the private placement are for the Stump Lake property acquisition and exploration thereof and for general corporate purposes. A finder's fee is payable in cash on a portion of the private placement.

Subsequent to September 30, 2002 the above the private placement was accepted for filing by the TSX Venture Exchange and closed on December 27, 2002.

Subsequent to September 30, 2002, on December 27, 2002 the Issuer agreed to a private placement of its securities to raise $300,000 which will consist of the sale of 3,000,000 units at $0.10 per unit, each unit consisting of one common share and one two-year non-transferable share purchase warrant entitling the holder to purchase one additional common share of the Issuer at $0.10 per share.

The proceeds of the private placement will be used for general working capital and property investigation, acquisition and exploration The private placement is subject to TSX Venture Exchange acceptance for filing.

MANAGEMENT

The Issuer's Board of Directors currently consists of Douglas B. Brooks, Hugh Burnett and Leeta Drinovz. Mr. Brooks is the President. No investor relation's activities were undertaken by or on behalf of the Issuer during the nine-month period.

OUTLOOK

The Issuer has completed its reactivation plan.

In addition to the Stump Lake property acquisition the Issuer has announced a major new initiative to acquire interests in gold and copper prospects in Mongolia. A potential portfolio of

more than 30 Mineral Exploration Licenses are now being received covering 200,000 hectares in two highly prospective gold/copper regions.

MAXIMUM VENTURES INC.

501, 905 West Pender Street
Vancouver, B.C. Canada, V6C 1L6
Telephone: (604) 669-3116

INFORMATION CIRCULAR

INFORMATION PROVIDED AS AT 20TH FEBRUARY 2003 FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS TO BE HELD ON 27TH MARCH 2003.

This Information Circular is furnished in connection with the solicitation of proxies by management of Maximum Ventures Inc. (the "Company") for use at the Annual and Special General Meeting of Members to be held on 27th March 2003 and any adjournment thereof at the time and place and for the purposes set forth in the Notice of Meeting.

The cost of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, Directors, officers and some regular employees may solicit personally, but will not receive compensation for so doing.

ADVANCE NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

Advance Notice of Meeting was published on 30th January 2003 pursuant to the requirements of Section 111 of the *Company Act* of the Province of British Columbia and Section 4 of the Regulations to the *Company Act*.

APPOINTMENT AND REVOCATION OF PROXIES

THE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY ARE DIRECTORS OF THE COMPANY. A MEMBER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT HIM AT THE MEETING MAY DO SO, EITHER BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND IN EITHER CASE DELIVERING THE COMPLETED PROXY TO THE OFFICE OF THE COMPANY'S TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY AT 10TH FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8, NOT LESS THAN FORTY-EIGHT (48) HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING.

A Member who has given a Proxy may revoke it by an instrument in writing delivered to the said office of the Company's Transfer Agent at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or in any manner provided by law.

VOTING OF PROXIES

The securities represented by the Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting.

IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR. AN ALTERNATE PROXYHOLDER HAS DISCRETION TO VOTE THE SHARES AS HE OR SHE CHOOSES.

The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Voting securities of the Company consist of common shares without par value. 20th February 2003 has been fixed in advance by the Directors as the record date for the purposes of determining those Members entitled to receive notice of, and to vote at, the Meeting. As at the record date, 12,560,171 shares without par value were issued and outstanding, each such share carrying the right to one (1) vote at the Meeting.

To the knowledge of the Directors and Senior Officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company:

ELECTION OF DIRECTORS

At the last Annual General Meeting of Members, the number for which positions exist on the Company's Board had been fixed at three.

The persons named in the following table are management's nominees to the Board. Each Director elected will hold office until the next Annual General Meeting unless their office is earlier vacated in accordance with the Articles of the Company and the *Company Act* or unless he or she becomes disqualified to act as a Director.

NAME AND ADDRESS OF NOMINEE AND PRESENT POSITION WITH THE COMPANY	PRINCIPAL OCCUPATION	PERIOD SERVED AS DIRECTOR	APPROXIMATE NUMBER OF VOTING SECURITIES*
Douglas B. Brooks North Vancouver, BC President and Director	Investment Advisor with RBC Dominion Securities to February 1997; President of Cora Resources Ltd. since 1998	June 17, 1999 to date	729,545
Hugh Burnett West Vancouver, BC Director	Retired Banker	April 5, 2000 to date	909,019
Leeta Drinovz Vancouver, BC Director	Professional Administrator	September 28, 2000 to date	Nil

*Voting Securities beneficially owned, directly, or indirectly, or over which control or direction is exercised.

All of the proposed nominees are ordinarily resident in Canada.

The Board of Directors has not appointed an Executive Committee.

As the Company is a reporting company, the Directors of the Company are required to elect from their number an Audit Committee. Douglas Brooks, Hugh Burnett and Leeta Drinovz are the three current Directors elected by the Board of Directors of the Company to the Audit Committee.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Summary of Executive Compensation

Douglas B. Brooks became the President and Chief Executive Officer of the Company on April 5, 2000. Barry Brown acted as President and Chief Executive Officer of the Company from February 19, 1999 until April 5, 2000. The following table discloses annual salary and bonus compensation and long-term compensation received by these two officers of the Company (the "Named Executive Officers") during the financial years ended September 30, 2002, 2001 and 2000. No other officer's annual compensation during such periods exceeded $100,000.00.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Douglas B. Brooks President and CEO	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 278,008	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Barry Brown Former President and CEO	2000	Nil	Nil	Nil	20,000	Nil	Nil	Nil

Long-term Incentive Plans

The Company does not have a long-term incentive plan for its Directors or officers.

Options and Stock Appreciation Rights ("SARs")

The Company intends to reserve a block of the unissued Treasury shares of the Company equal to 10% of its issued share capital for issuance to Directors and Key Employees pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval. Options will be granted in order to provide an optionee with a form of remuneration and an incentive to act in the best interest of the Company.

No options, share purchase warrants or rights to purchase securities of the Company were granted as compensation for services rendered or otherwise in connection with office or employment ("Options") to the Company's Named Executive Officers during the most recently completed financial year.

The following options and SARs were exercised by the Named Executive Officers during the most recently completed financial year and outstanding to the Named Executive Officers as at the Company's most recently completed financial year end.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Douglas B. Brooks	Nil	N/A	Nil	Nil

Termination of Employment or Change of Control

The Company did not have a plan or arrangement in respect of compensation received or that may be received by its Named Executive Officers in the financial year ended September 30, 2002 or the current financial year in view of compensating such Officers in the event

of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.00.

Compensation of Directors

During the most recently completed financial year the Directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as Directors. The Directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as Directors. Directors are also eligible to receive incentive stock options to purchase common shares of the Company.

No Options to purchase shares of the Company were granted to non-executive Directors during the most recently completed financial year.

The following options and SARs were exercised by non-executive Directors during the most recently completed financial year and outstanding to non-executive Directors as at the Company's most recently completed financial year end.

AGGREGATED OPTION/ SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/ SAR VALUES

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in the Money Options/SARs at FY-End ($) Exercisable/ Unexercisable (e)
Non-executive Directors as a group	Nil	N/A	Nil	Nil

MANAGEMENT CONTRACTS

The Company is a party to a Management Contract with Selkirk Angler's Guide Service Ltd. ("Selkirk"), a British Columbia non-reporting company wholly-owned by Leeta Drinovz, a Director of the Company, whereby Selkirk is engaged to perform management services at a fee of $2,500 per month.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the Directors or Senior Officers of the Company have been indebted to the Company or its subsidiary during the financial year ended September 30, 2002.

APPOINTMENT OF AUDITOR

The persons named in the enclosed Instrument of Proxy intend to vote for the appointment of J.A. Minni & Associates Inc., Certified General Accountant, as the Company's auditor until the next Annual General Meeting of Members at a remuneration to be fixed by the Board of Directors.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Matters to be acted upon

The Directors and Officers of the Company have an interest in the resolution concerning the ratification of acts of Directors and approval of the stock option plan. Otherwise, no Director or Senior Officer of the Company or any associate of the foregoing has any substantial interest, direct or indirect, by way of beneficial ownership of shares or otherwise in the matters to be acted upon at the said Meeting, except for any interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.

Material Transactions since October 1, 2001

Other Related Party Transactions

During the fiscal year ended 30th September 2002, the Company entered into certain transactions with Directors or former Directors of the company or companies controlled by Directors or former Directors of the Company as follows:

1. The Company incurred management fees of $30,000 and interest charges of $7,186 with Selkirk Angler's Guide Service Ltd., a British Columbia non-reporting company wholly-owned by Leeta Drinovz, a Director of the Company.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Option Plan and Incentive Stock Options

During 2002, the Exchange revised its policies with respect to incentive stock options, now requiring that listed companies only issue incentive stock options pursuant to the terms of a stock option plan that has been approved by the shareholders of the Company and the Exchange. Management of the Company believes that incentive stock options serve an important function in furnishing directors, officers, employees and consultants (collectively the "Eligible Parties") of the Company an opportunity to invest in the Company in a simple and effective manner and better aligning the interests of the Eligible Parties with those of the Company and its members through ownership of shares in the Company. Accordingly, at the Meeting the members will be asked to consider, and the directors, believing it to be in the best interests of the Company, recommend that the shareholders approve, the Company's proposed stock option plan (the "Plan") and the allotment and reservation of sufficient common shares from treasury to provide the shares necessary for issuance upon the exercise from time to time of options granted pursuant to the Plan.

The Plan has been prepared by the Company in accordance with the policies of the Exchange and is in the form of a rolling stock option plan reserving for issuance upon the exercise of options granted pursuant to the Plan a maximum of 10% of the issued and outstanding shares of the Company at any time, less any shares required to be reserved with respect to options granted by the Company prior to the implementation of the Plan. The Plan will be administered by the Board of Directors of the Company, or a committee of three directors, if so appointed by the Board (the "Committee"). Subject to the provisions of the Plan, the Committee in its sole discretion will determine all options to be granted pursuant to the Plan, the exercise price therefore and any special terms or vesting provisions applicable thereto. The Committee will comply with all Exchange and other regulatory requirements in granting options and otherwise administering the Plan. A summary of some of the additional provisions of the Plan follows:

(i) options granted to insiders of the Company as a total in any twelve-month period shall not exceed 10% of the issued and outstanding shares of the Company at the beginning of the period;
(ii) options granted to any one person as a total in any twelve-month period shall not exceed 5% of the issued and outstanding shares of the Company at the beginning of the period;
(iii) options granted to any one Consultant to the Company as a total in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(iv) options granted to an employee engaged in investor relations activities of the Company in aggregate in any twelve-month period shall not exceed 2% of the issued and outstanding shares of the Company at the beginning of the period;
(v) options granted shall be non-assignable and not transferable and shall not have a term in excess of five years;
(vi) the exercise price of options granted shall not be less than the closing price of the Company's shares on the last trading day less the any discount permitted by the Exchange, but, in any event, not less than $0.10 per share;
(vii) all options granted shall be evidenced by written option agreements; and
(viii) any amendment to reduce the exercise price of options granted to insiders of the Company shall be subject to approval of the disinterested shareholders of the Company, the majority vote of the members other than the insiders of the Company.

Pursuant to the policies of the Exchange, the shares underlying any options granted will be restricted from trading for a period of four months from the date of grant of the option. A copy of the Plan will be available at the Meeting for review by interested members.

The directors of the Company believe the Plan is in the Company's best interests and recommend that the members approve the Plan.
MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OF MEMBERS OTHER THAN REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, IF ANY OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT OF THE COMPANY SHALL PROPERLY COME BEFORE THE SAID MEETING, THE FORM OF PROXY GIVEN PURSUANT TO THE

SOLICITATION BY MANAGEMENT OF THE COMPANY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Vancouver, British Columbia, this 20th day of February, 2003.

MAXIMUM VENTURES INC.

"DOUGLAS B. BROOKS"

DOUGLAS B. BROOKS
President, Chief Executive Officer and Chief Financial Officer

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL POLICY NO. 31 OF THE CANADIAN SECURITIES ADMINISTRATORS

We hereby provide notice pursuant to National Policy No. 31 of the replacement of DeVisser & Company, Chartered Accountants as the auditor of Maximum Ventures Inc. (the "Company) and the appointment of J.A. Minni & Associates Inc., Certified General Accountant, in their place.

We confirm that:

(i) DeVisser & Company, Chartered Accountants, have resigned as the auditors of the Company. Accordingly, the Company has elected to appoint J.A. Minni & Associates Inc., Certified General Accountant, as its auditor effective as of February 26, 2003.

(ii) There were no reservations contained in the auditor's reports on the annual financial statements of the Company for the two completed fiscal years preceding the date of the resignation of DeVisser & Company, Chartered Accountants.

(iii) The Company's audit committee and board of directors participated in and approved the appointment of J.A. Minni & Associates Inc. as successor auditor to replace DeVisser & Company, Chartered Accountants.

(iv) In connection with its audits for the two most recent fiscal years in which DeVisser & Company, Chartered Accountants, were auditor there have been no disagreements with DeVisser & Company, Chartered Accountants, on any matter of accounting principles or practices, financial statements disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of DeVisser & Company, Chartered Accountants, would have caused them to make reference thereto in their report on the financial statement for such years.

(v) In the opinion of the Company no reportable events occurred prior to the resignation from office of DeVisser & Company, Chartered Accountants, on February 26, 2003.

(vi) The Company's audit committee and board of directors have reviewed and considered the resignation of DeVisser & Company, Chartered Accountants, as auditors of the Company and the agreement of J.A. Minni & Associates Inc., Certified General Accountant, to act as auditors of the Company and have approved the appointment of J.A. Minni & Associates Inc., Certified General Accountant, as auditors of the Company.

The Company has requested each of DeVisser & Company, Chartered Accountants, and J.A. Minni & Associates Inc., Certified General Accountant, to furnish it with letters addressed to the British Columbia Securities Commission stating whether or not each agrees with the above statements. Copies of such letters are filed as exhibits hereto.

DATED at Vancouver, British Columbia, this 5th day of March 2003.

MAXIMUM VENTURES INC.

"DOUGLAS B. BROOKS"

Douglas B. Brooks
President

March 5, 2003

B.C. Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

Re: Maximum Ventures Inc. (the "Company")

As the former auditors of the above Company and pursuant to National Policy No. 31 of the Canadian Provincial Securities Administrators, we have reviewed the Notice of Change of Auditor dated February 26, 2003 (the "Notice") for the Company and, based on our knowledge of the information at the time, we agree with the following information contained in the Notice:

> The reason for the change of auditor is that, at the request of the Company, the auditor was asked to resign.
>
> There were no reservations in the former auditor's reports for the audits of the Company's two most recently completed fiscal years or any period subsequent to the most recently completed period for which an audit report was issued and preceding February 26, 2003.
>
> The termination of the former auditor has been considered and the appointment of the successor auditor has been approved by the Company's Board of Directors.
>
> There were no reportable events between the Company and DeVisser & Company, Chartered Accountants.

We understand that the Notice, this letter and a letter from the successor auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company's next General Meeting at which action is to be taken concerning the change of auditor.

Yours truly,

"DeVisser & Company"

DEVISSER & COMPANY

cc: J.A. Minni & Associates Inc.

J. A. MINNI & ASSOCIATES INC.
CERTIFIED GENERAL ACCOUNTANT

Jerry A. Minni, C.G.A. *
Geoffrey S. V. Pang, C.G.A., FCCA **

* *Incorporated Professional*
** *Associate*

SUITE 1104-750 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA
CANADA V6C 2T8

TELEPHONE: (604)683-0343
FAX: (604)683-4499

March 5, 2003

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
500-701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

RE: MAXIMUM VENTURES INC. (the "Company")

As the successor auditor of the above Company and pursuant to National Policy No. 31 of the Canadian Provincial Securities Administrators, we have reviewed the Notice of Change of Auditor dated February 26, 2003 for the Company and, based on our knowledge of the information at the time, we agree with the information contained in the Notice:

> The reason for the change of auditor is that, at the request of the Company, the auditor was asked to resign.
>
> There were no reservations in the former auditor's reports for the audits of the Company's two most recently completed fiscal years or any period subsequent to the most recently completed period for which an audit report was issued and preceding February 26, 2003
>
> The termination of the former auditor has been considered and the appointment of the successor auditor has been approved by the Company's Board of Directors.
>
> There were no reportable events between the Company and DeVisser & Company, Chartered Accountants.

We understand that the Notice, this letter and a letter from the former auditor will be disclosed in the Information Circular to be mailed to all shareholders of the Company for the Company's next General Meeting at which action is to be taken concerning the change of auditor.

Yours truly,

"J.A. Minni & Associates Inc"

J.A. MINNI AND ASSOCIATES INC.

cc: DeVisser & Company

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL POLICY NO. 31 OF THE CANADIAN SECURITIES ADMINISTRATORS

CONFIRMATION OF REVIEW

We hereby confirm that Maximum Ventures Inc.'s (the "Company") Notice of Change of Auditor from DeVisser & Company, Chartered Accountant (the "Former Auditor") to J.A. Minni & Associates Inc., Certified General Accountant (the "Successor Auditor") together with the letters from the Former and Successor Auditors all prepared in accordance with National Policy No. 31 and attached hereto have been reviewed by the audit committee and the Board of Directors of the Company.

DATED at Vancouver, British Columbia, this 6th day of March, 2003.

MAXIMUM VENTURES INC.

"Douglas B. Brooks"

Douglas B. Brooks

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MAXIMUM VENTURES INC. (THE "COMPANY") FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF THE MEMBERS TO BE HELD ON 27TH MARCH 2003.

The undersigned, a registered Member of the Company, hereby appoints Douglas Brooks, or failing him, Hugh Burnett, both Directors of the Company, or instead of either of them ________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual and Special General Meeting of the Members of the Company to be held on 27th March 2003 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the appointment of J.A. Minni & Associates Inc., Certified General Accountant, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting.

3. FOR ( ) OR AGAINST ( ) determining the number of Directors at three.

4. The election of the following as Directors:

   (a) DOUGLAS B. BROOKS: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (b) HUGH BURNETT: FOR ( ) OR WITHHOLD FROM VOTING ( )

   (c) LEETA DRINOVZ: FOR ( ) OR WITHHOLD FROM VOTING ( )

5. FOR ( ) OR AGAINST ( ) approving, subject to approval thereof, by the TSX Venture Exchange, the proposed stock option plan for implementation by the Company.

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Member on any ballot that may be called for, and if the Member specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters, which may properly come before the Meeting.

2. EACH MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO REPRESENT THE MEMBER AT THE ANNUAL AND SPECIAL GENERAL MEETING OF MEMBERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Douglas B. Brooks or Hugh Burnett, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Member or the Member's attorney authorized in writing or, where the Member is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Member, or by an officer or attorney of a corporate Member not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the registered office of the Company's Transfer Agent, Pacific Corporate Trust Company at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____
Number of Shares

____
Address

____

DATED this ______ day of __________________, 2003.

SUPPLEMENTAL MAILING LIST RETURN CARD

RETURN CARD

TO: **MAXIMUM VENTURES INC.**

The undersigned certifies that he/she is the owner of securities of Maximum Ventures Inc. (the "Company") and requests that he/she be placed on the Company's Supplemental Mailing List in respect of its interim financial statements.

DATED: ____________________, 2003.

____
Signature

____
Name - Please print

____
Address

____

NOTE:

If you wish to be included in the Company's Supplemental Mailing List in order to receive its interim financial statements, please complete and return this card to the Company's registered office at 501 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

February 7, 2003

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Issuer: **MAXIMUM VENTURES INC.**	
CUSIP #	577925209
Meeting Date:	March 27, 2003
Record Date for Notice:	February 20, 2003
Record Date for Voting:	February 20, 2003
Beneficial Ownership Determination Date:	February 20, 2003
Class of Securities Entitled to Receive Notice:	Common
Class of Securities Entitled to Vote:	Common
Business Type:	Non-Routine
OBO Distribution Payment:	Issuer will not pay for OBOs
Material Distributed to:	All Holders

If you require further information, please contact:

"Laurie Waddington"

Laurie Waddington
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
cc: Manitoba Securities Commission
cc: New Brunswick Securities Commission
cc: Newfoundland Securities Commission
cc: Nova Scotia Securities Commission
cc: Ontario Securities Commission
cc: TSX Venture Exchange
cc: P.E.I. Securities Commission
cc: Quebec Securities Commission
cc: Saskatchewan Securities Commission
cc: Registrar of Securities - NT
cc: Registrar of Securities - YT
cc: Nunavut
cc: CDS Inc.

MAXIMUM VENTURES INC.

#501, 905 West Pender Street
Vancouver, B.C., Canada V6C 1L6

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING0

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting of the Members of Maximum Ventures Inc. (hereinafter called the "Company") will be held at Suite 501, 905 West Pender Street, Vancouver, British Columbia on 27th March 2003 at the hour of 10:00 o'clock in the forenoon for the following purposes:

1. To receive and consider the Report of the Directors, the audited financial statements of the Company for the period ended September 30, 2002 and the report of the auditor thereon;
2. To appoint J.A. Minni & Associates Inc., Certified General Accountant, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors;
3. To ratify, confirm and approve all acts, deeds and things done by and proceedings of the Directors and Officers of the Company on its behalf since the last Annual General Meeting;
4. To determine the number of Directors at three;
5. To elect Directors for the ensuing year;
6. To consider and, if thought fit, to approve the proposed stock option plan for implementation by the Company;
7. To transact such other business as may be properly transacted at such Meeting or at any adjournment thereof.

Members who are unable to attend the Annual and Special General Meeting in person are requested to read the notes accompanying the Instrument of Proxy and complete and return the Proxy to the office of the Company's Transfer Agent, Pacific Corporate Trust Company, at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 not less than forty-eight (48) hours (excluding Saturdays, Sundays and Holidays) before the time fixed for the Meeting.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of February, 2003.

BY ORDER OF THE BOARD OF DIRECTORS

"Douglas B. Brooks"
DOUGLAS B. BROOKS
President and Director